

December 22, 2010

Brian T. Moynihan
Chief Executive Officer, President and Director
Bank of America Corporation
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, NC 28255

> **RE:** **Bank of America Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2010,**
> **June 30, 2010 and September 30, 2010**
> **File No.: 001-06523**

Dear Mr. Moynihan:

We have reviewed your response letter dated November 10, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for Quarterly Period Ended September 30, 2010

Notes to Consolidated Financial Statements

Note 11 – Commitments and Contingencies, page 54

Litigation and Regulatory Matters, page 58

1. We note your disclosure on page 59 about the aggregate range of possible losses in excess of the accrued liability (if any) related to those matters where an estimate is possible. You have provided quantified information about the range of reasonably

possible losses for a "limited number" of the matters disclosed in Note 11 and in the prior commitments and contingencies disclosures.   While useful, we believe additional information to put this disclosure in context would further enhance the understandability of this information.   Please consider providing additional disclosure for the matters for which you are unable to provide an estimate of reasonably possible losses in excess of the accrued liability, if any.   Alternatively, information can be provided for those matters where a range of reasonably possible losses has been estimated. The objective would be to allow a reader to determine those cases for which an estimate has been made and those for which an estimate cannot be made.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 92

General

2.   We note that you provide disclosures in various parts of your filing addressing the potential risks and uncertainties associated with your mortgage and foreclosure-related activities, including repurchase exposure related to representations and warranties, potential impacts of foreclosure delays, and allegations of breaches of servicing obligations under pooling and servicing agreements. While you provide a significant disclosure around your representations and warranties exposure in your role as seller/securitizer, disclosure about the risks you face in your role as servicer (including alleged breaches or improper application of pooling and servicing criteria) appears limited. Please tell us and expand your future filings to describe in greater detail your role in the securitization process and provide more clarity around your exposure to such risks.

Recent Events

Review of Foreclosure Processes, page 95

3.   We note your disclosure that delays in foreclosure sales could result in an increase in nonperforming loans and servicing advances and may impact the collectability of such advances and the value of MSRs. Please tell us and revise your future filings to also disclose the potential effects of foreclosure delays on the timing of sales of loans, other real estate owned and mortgage backed securities and any related effects on the valuation and impairment of these assets.

4.   As a related matter, please tell us and revise your future filings to disclose whether you have entered into any agreements or understandings, including indemnification or settlement, with any title, mortgage or bond insurers regarding coverage as a result of recent concerns related to the loan documentation process. If applicable, discuss any relevant terms and quantify any related amounts where material.

Mr. Brian T. Moynihan
Bank of America Corporation
December 22, 2010
Page 3

<u>Representations and Warranties, page 139</u>

5.   We note your disclosure on page 140 that your representations and warranty expense may
        vary significantly each period as the methodology used to estimate the expense continues
        to be refined based on the level and type of repurchase requests presented, defects
        identified, the latest experience gained on repurchase requests and other relevant facts
        and circumstances. Please reconcile this disclosure and the significant increase in
        repurchase claims received in recent quarters with remarks made by your chief executive
        officer during your third quarter earnings call related to the amount of expected mortgage
        repurchase expense per quarter. In particular, explain how you can estimate a
        "normalized" representations and warranties expense of approximately $500 million per
        quarter given the significant volatility in recent periods. Additionally, clarify whether
        "normalized" representations and warranty expense would represent amounts solely
        related to new loan sales, as opposed to historic transactions, principally from 2004-2008,
        which have resulted in the vast majority of your representation and warranty expense in
        recent periods. If not, tell us how this projection factors in representation and warranty
        expense related to historic loan sales and how you determined this was appropriate.

6.   We note your disclosures on pages 140-142 regarding your ability to reasonably estimate
        the amount of your repurchase obligation with your different counterparties, and that, at
        least with respect to the GSEs, you believe you can reasonably estimate the liability for
        your obligation for loans sold to the GSEs. We believe that where a range of reasonably
        possible loss is estimable, and the top of the range is in excess of the amount accrued, the
        range should be disclosed pursuant to ASC 450-20-50-3.   In this regard, we note that for
        all recent historical periods, you have increased the amount of the repurchase obligation
        for probable losses, including specifically for the GSEs, and that your chief executive
        officer has made remarks in your third quarter conference call about the level of
        "normalized" expense for this obligation. Based on these factors, it would appear that
        there is a reasonable possibility that there will be losses in excess of the amounts accrued
        and that you have the ability to estimate the amount, at least for some of your
        counterparties. Please tell us and revise your disclosure in future filings to provide the
        range of reasonably possible losses for all counterparties for which this disclosure is
        possible.

7.   On page 142, you disclose that as of September 30, 2010 the unpaid principal balance of
        loans related to unresolved monoline repurchase requests was approximately $4.2 billion,
        including $2.7 billion that have been reviewed where it is believed a valid defect has not
        been identified which would constitute an actionable breach of representations and
        warranties. Please tell us and revise your future filings to clarify how denied monoline
        claims are ultimately resolved. In your response, address the appeals process and provide
        some quantification around the amount of initially denied claims that are either rescinded
        or ultimately repurchased or made whole. Also discuss the timelines involved in
        resolving claims.

8.   We also note your disclosure on page 142 that as of September 30, 2010 you have
        declined to repurchase loans from representations and warranties provided in connection
        with whole loan sales and private-label securitizations. Please tell us and revise your
        future filings to clarify how denied claims are ultimately resolved. In your response,
        address any appeals process and provide some quantification around the amount of
        initially denied claims that are either rescinded or ultimately repurchased or made whole.
        Also, discuss the timelines involved in resolving these claims.

Complex Accounting Estimates

Goodwill and Intangible Assets, page 202

9.   We note that your annual goodwill impairment test as of June 30, 2010 and interim test as
        of September 30, 2010 did not result in any goodwill impairment for your Home Loans &
        Insurance reporting unit. Please provide us with the following as it relates to your Home
        Loans & Insurance goodwill impairment testing:

        • Tell us whether you made any changes to your impairment testing methodology
          during 2010 other than updating assumptions to reflect the current market
          environment;
        • Discuss the changes made to your discount and growth rate assumptions during
          2010;
        • Describe the primary factors that resulted in the significant increase in the
          reporting unit's fair value as a percentage of carrying value from 83% at June 30,
          2010 to 99.8% at September 30, 2010;
        • Provide more details about the stress testing that you performed during the third
          quarter of 2010; and
        • Provide us with your step two analysis as of June 30, 2010 and September 30,
          2010.

        You may contact Angela Connell, Staff Accountant, at (202) 551-3426 or me at
(202) 551-3872 if you have any questions.

                                                Sincerely,

                                                Hugh West
                                                Accounting Branch Chief